September 20, 2022

Christine Westbrook

Celeste Murphy

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Burning Rock Biotech Limited Response to the Staff’s Comments on the Registration Statement on Form F-3 Submitted on September 12, 2022 CIK No. 0001792267

Dear Ms. Westbrook and Ms. Murphy:

On behalf of our client, Burning Rock Biotech Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated September 15, 2022 regarding the Company’s Registration Statement on Form F-3 submitted to the SEC on September 12, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised registration statement on Form F-3 (the “Revised Registration Statement”) via EDGAR.

Securities and Exchange Commission

September 20, 2022

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Registration Statement, marked to show changes to the Registration Statement.

The Staff’s comment is repeated below in bold and are followed by the Company’s response. We have included page references in the Revised Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

The Company respectfully advises the Staff that it expects to request effectiveness of the Registration Statement on or before September 30, 2022 and will file the acceleration request before then. The Company would greatly appreciate the Staff’s continuing support and assistance.

* * * *

Securities and Exchange Commission

September 20, 2022

Prospectus Summary, page 18

1.

We note your revised disclosure in response to prior comment 3 that discusses the statement of protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. Please revise to also discuss that the PCAOB is required to reassess its determinations with regard to inspecting and investigating in mainland China and Hong Kong by the end of 2022.

The Company has revised the disclosure on cover page and pages 18 and 27 of the Revised Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

September 20, 2022

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Leo Li, the chief financial officer of Burning Rock Biotech Limited, by telephone at +86-185-0164-1666 or via e-mail at leo.li@brbiotech.com, or Chris Yin, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-20-2881-2888 or via email at Chris.Yin@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Leo Li, Chief Financial Officer, Burning Rock Biotech Limited

Chris Yin, Partner, Ernst & Young Hua Ming LLP

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